UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69200 Vénissieux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

2

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended June 30,
	2014	2015
Revenue:
License and research revenue	$1,819	-
Product sales and services	2,499	$49,795
Total revenue	4,318	49,795
Costs and expenses:
Cost of goods and services sold	(507)	(2,756)
Research and development	(3,600)	(7,204)
Selling, general and administrative	(4,065)	(5,873)
Fair value remeasurement of acquisition liabilities, with related parties	(12,607)	(32,000)
Amortisation of intangible R&D assets	(2,938)	(3,139)
Total	(23,717)	(50,972)

Operating profit (loss)	(19,399)	(1,177)

Net interest income (expense)	123	310
Interest expense on debt related to the royalty agreement with related parties	(1,079)	(2,726)
Foreign exchange gain (loss)	292	(3,565)

Income (loss) before income taxes	(20,063)	(7,158)
Income tax benefit (expense)	(137)	(10,242)
Net income (loss) from continuing operations	$(20,200)	$(17,400)
Net income (loss) from discontinued operations	$(873)	$0
Net income (loss)	$(21,073)	$(17,400)

Earnings (loss) per ordinary share (Basic and Diluted)

Continuing operations	$(0.53)	$(0.43)
Discontinued operations	$(0.02)	$0.00
Net income (loss)	$(0.55)	$(0.43)

Weighted average number of shares outstanding (in thousands) :

Basic	38,438	40,353
Diluted	38,438	40,353

See notes to condensed consolidated financial statements

3

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2014	2015
Revenue:
License and research revenue	$2,417	$0
Product sales and services	6,479	82,521
Total revenue	8,896	82,521
Costs and expenses:
Cost of goods and services sold	(1,280)	(6,386)
Research and development	(7,544)	(13,226)
Selling, general and administrative	(7,581)	(10,336)
Fair value remeasurement of acquisition liabilities, with related parties	(27,233)	(37,254)
Amortisation of intangible R&D assets	(5,875)	(6,282)
Acquisition note expenses with related parties	(3,013)	-
Total	(52,526)	(73,484)

Operating profit (loss)	(43,630)	9,037

Net interest income (expense)	220	1,456
Interest expense	(5,552)	(482)
Interest expense on debt related to the royalty agreement with related parties	(1,235)	(2,985)
Foreign exchange gain (loss)	471	7,936

Income (loss) before income taxes	(49,726)	14,962
Income tax benefit (expense)	2,665	(20,715)
Net income (loss) from continuing operations	(47,061)	(5,753)
Net income (loss) from discontinued operations	$(650)	$0
Net income (loss)	$(47,711)	$(5,753)

Earnings (loss) per ordinary share (Basic and Diluted)

Continuing operations	$(1.41)	$(0.14)
Discontinued operations	$(0.02)	$0.00
Net income (loss)	$(1.43)	$(0.14)

Weighted average number of shares outstanding (in thousands) :

Basic	33,403	40,281
Diluted	33,403	40,281

See notes to condensed consolidated financial statements

4

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Amounts in thousands of dollars)

	Three months ended June 30,
	2014	2015

Net Income (loss)	$(21,073)	$(17,400)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(1,257)	5,262
Unrealized gain (loss) on marketable Securities	-	(356)
Other comprehensive income (loss), net of tax	(1,257)	4,906
Comprehensive Income (loss)	$(22,330)	$(12,494)

	Six months ended June 30,
	2014	2015

Net Income (loss)	$(47,711)	$(5,753)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(2,025)	(11,387)
Unrealized gain (loss) on marketable Securities	-	-
Other comprehensive income (loss), net of tax	(2,025)	(11,387)
Comprehensive Income (loss)	$(49,736)	$(17,140)

See notes to condensed consolidated financial statements

5

Condensed Consolidated Balance Sheets

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	December 31, 2014	June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	$39,760	$55,236
Marketable securities	53,074	60,884
Accounts receivable (net of allowance of $127 and $118 at December 31, 2014, and June 30, 2015 respectively)	1,679	3,498
Inventory	6,729	5,751
Research and development tax credit receivable	5,932	1,609
Prepaid expenses and other current assets	4,418	5,189
Total current assets from continuing operations	111,592	132,167
Total current assets from assets held for sale	730	-

Goodwill, net	18,491	18,491
Property and equipment, net	1,776	1,978
Intangible assets	28,389	22,107
Other assets:
Income tax deferred charge	13,102	11,685
Other long-term assets	125	117
Total long term assets from continuing operations	61,883	54,378
Total assets including "assets held for sale"	$174,205	$186,545

LIABILITIES
Current liabilities:
Current portion of long-term debt, incl to related parties	$42,332	$37,803
Accounts payable	8,024	11,403
Deferred revenue	1,336	21
Accrued expenses	5,667	3,096
Other current liabilities	5,672	349
Income tax payable	7,643	77
Total current liabilities from continuing operations	70,674	52,749
Total current liabilities from liabilities held for sale	168	-

Long-term debt, less current portion, incl. to related parties	76,135	111,882

Deferred tax liabilities	-	6,071
Other long-term liabilities	2,333	2,206
Total long-term liabilities from continuing operations	78,468	120,159

Shareholders' equity:
Ordinary shares: 40,191,264 issued and outstanding at December 31, 2014 and 40,498,764 at June 30, 2015 (shares authorised 52,549,354) at nominal value of 0.122 euro	6,188	6,229
Additional paid-in capital	346,582	352,423
Accumulated deficit	(320,452)	(326,205)
Accumulated other comprehensive income (loss)	(7,423)	(18,810)
Total shareholders' equity	24,895	13,637
Total liabilities and shareholders' equity including held for sale	$174,205	$186,545

See notes to condensed consolidated financial statements

6

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2014	2015

Cash flows from operating activities:
Net income (loss)	$(47,711)	$(5,753)
Depreciation of property and equipment and intangible assets	7,216	6,531
Gains on sales of marketable securities	-	225
Grants recognized in other income and income from operations	(337)	(1,086)
Remeasurement of acquisition liabilities	30,246	37,256
Interest expenses on debt related to the royalty agreement including related party	1,179	2,986
Unrealized exchange gains	-	(7,315)
Stock compensation expense	1,107	4,152
Income tax	(2,807)	6,456
Increase (decrease) in cash from:
Accounts receivable	2,520	(1,015)
Inventory	(1,816)	1,175
Prepaid expenses and other current assets	(750)	(1,460)
Research and development tax credit receivable	5,132	3,807
Accounts payable and Other Current Liabilities	214	(3,265)
Deferred revenue	(397)	(1,314)
Accrued expenses	(1,847)	(2,138)
Other long-term assets and liabilities	248	59
Net cash provided by (used in) operating activities	(7,803)	39,301

Cash flows from investing activities:
Purchases of property and equipment	(712)	(659)
Purchase of marketable securities	(27,752)	(31,093)
Proceeds from sales of marketable securities	4,334	21,196
Net cash provided by (used in) investing activities	(24,130)	(10,556)

Cash flows from financing activities:
Repayment of Debt	(34,471)	(5,791)
Reimbursment of conditional grants	(151)	(615)
Earnout payments on acquisition related debt to related parties	(611)	(6,118)
Proceeds from issuance of ordinary shares and warrants	116,152	1,652
Net cash provided by (used in) financing activities	80,919	(10,872)

Effect of exchange rate changes on cash and cash equivalents	(1,518)	(2,397)

Net increase (decrease) in cash and cash equivalents	47,468	15,476

Cash and cash equivalents, beginning of period	6,636	39,760

Cash and cash equivalents, end of period	$54,104	$55,236

Supplemental disclosures of cash flow information:
Income tax paid	281	20,875
Interest paid	5,358	1,367

See notes to condensed consolidated financial statements

7

FLAMEL TECHNOLOGIES S.A.

Consolidated Statements of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balance at January 1, 2015	40,191,264	$6,188	$346,581	$(320,452)	$(7,423)	$24,894
Subscription of warrants						-
Issuance of ordinary shares on exercise of stock or warrants	307,500	41	1,611			1,652
Issuance of ordinary shares on Capital Raise	-	-	-			-
Stock-based compensation expense			4,231			4,231
Net loss				(5,753)		(5,753)
Other comprehensive income (loss)					(11,387)	(11,387)
Balance at June 30, 2015	40,498,764	$6,229	$352,423	$(326,205)	$(18,810)	$13,637

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance at March 31, 2015	40,253,014	$6,196	$348,571	$(308,805)	$(23,716)	22,246
Subscription of warrants						-
Issuance of ordinary shares on exercise of stock or warrants	245,750	33	1,372			1,405
Issuance of ordinary shares on Capital Raise	-	-	-			-
Stock-based compensation expense			2,480			2,480
Net loss				(17,400)		(17,400)
Other comprehensive income (loss)					4,906	4,906
Balance at June 30, 2015	40,498,764	$6,229	$352,423	$(326,205)	$(18,810)	$13,637

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the six-month ended June 30, 2015 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All financial statement amounts of the Company and any other subsidiary for which the functional currency is the Euro or any other currency other than the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period-end, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

The Company followed the guidance in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 205 Presentation of Financial Statements (ASC 205), Topic 360 Property, Plant and Equipment (ASC 360) and Accounting Standards Update (ASU 2014-08), Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity in determining the accounting for the divestiture of the Pessac facility which occurred on December 1, 2014. Presenting the divestiture as a discontinued operation provides a better understanding of the results of the Company’s new strategy and in assessing the impact of the disposal on the ongoing operations of the entity.

The results of discontinued operations, less income taxes, have been reported as a separate component of income in the statement of operations. The assets and liabilities of the discontinued operation have been reported separately in the asset and liability section, of the balance sheets for the periods presented therein. See note 4 below for a description of the facts and circumstances related to the disposal.

Other comprehensive income includes currency translation adjustments and unrealized gains on marketable securities. For the six-month period ended June 30, 2015 it represents a loss of $11.4 million.

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The ASU was originally effective for annual and interim periods beginning after December 15, 2016; however, on July 9, 2015, the FASB decided to defer by one year the effective date of the ASU. As a result, the standard will be effective for annual and interim periods beginning after December 15, 2017. The Company has not yet selected a transition method and is evaluating the impact the adoption will have on its consolidated financial statements and related disclosures.

2. REVENUES

2.1 Product sales and services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer, and when the selling price is determinable. As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of provision for sales returns and allowances is recorded which reduces product sales. These deductions include estimates for product returns, chargebacks, payment discounts and other sales allowances and rebates. The estimate for chargebacks is determined when product is shipped from the wholesalers to their customers. The return allowance, when estimable, is based on an analysis of the historical returns of the product or similar products.

For generic products and branded products sold in mature and stable markets where changes in selling price are rare, the Company recognizes revenues upon shipment. For branded products where market conditions remain volatile and selling price is subject to change the Company recognizes revenue based on net product sales of wholesalers to their customers. For new product launches the Company recognizes revenue once sufficient data is available to determine product acceptance in the marketplace such that product returns may be estimated based on historical data and there is evidence of reorders and consideration is made of wholesaler inventory levels. Net product sales of wholesalers to their customers are determined using sales data from an independent wholesaler inventory tracking service. Net sales of wholesalers to their customers are calculated by deducting estimates for returns for wholesaler customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. Estimates for product returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

The Company recognized net product sales of $82.5 million for the first six-month of 2015 compared to $6.4 million for the six-month period ended June 30, 2014. Branded product sales are generated on sales from wholesalers to hospitals of Bloxiverz® and Vazculep®. Net product sales of wholesalers to their customers (hospitals) are determined using sales data from an independent wholesaler inventory tracking service and are calculated by deducting from the applicable gross sales value estimates for returns for wholesalers’ customers, chargebacks, early payment discounts and other sales or discounts offered.

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operating expenses.

For the six-month period ended June 30, 2015, the credit amounted to $1.6 million ($0.9 million for the three month period ended June 30, 2015) compared to $2.7 million for the six-month period ended June 30, 2014 ($1.3 million for the three month period ended June 30, 2014). The decrease reflects the reduction in R&D spending that is deemed eligible for the R&D tax credit in France.

4. DISCONTINUED OPERATIONS

On December 1, 2014, the Company signed an Asset Purchase Agreement with Recipharm for the divestiture of its development and manufacturing facility located in Pessac, France.

The assets included in the divestiture were tangible equipment, furniture and fixtures, inventories and all intellectual property rights relating to the operation and technological know-how necessary in manufacturing the products that are produced in the facility and the assignment to Recipharm of all employees, customer contracts and liabilities which primarily relate to agreements of the Company with GlaxoSmithKline (“GSK”) for the manufacture and sale of Coreg CR®. Coreg CR® was Flamel’s lead product using the Micropump drug delivery platform that was developed with GSK and has been approved and sold in the US since 2007. The semi-finished product is manufactured in the Pessac Facility. The contracts assigned to Recipharm exclude the Amended 2003 License Agreement and 2004 License Agreement (collectively “License Agreements”) between Flamel and GSK for the development of Coreg CR®. However, the royalties to be earned by Flamel from the sales of Coreg CR® were transferred to Recipharm as part of the Asset Purchase Agreement. All costs and future revenues relating to the manufacture and sale of Coreg CR® were transferred to Recipharm.

Royalties from Coreg CR® sales amounted to $3.6 million in the first half of 2014. Revenues from sales of Coreg CR® microparticles to GSK amounted to $3.5 million in the first half of 2014. Revenues from research revenues with undisclosed partners amounted to $1.6 million in the first half of 2014.

The aggregate consideration the company received for the acquired assets and business was $13.2 million, plus the value of acquired inventory. All cash and receivables pertaining to Pessac Facility business prior to the sale were retained by Flamel. A contribution of $0.7 million was made to finance potential future retirement indemnities payable on transferred employees. The business was accounted for as a discontinued operation in the fourth quarter of 2014 and, therefore, the operating results of our Pessac Facility business were included in Discontinued Operations for the six-month period ended June 30, 2014.

In connection with the Asset Purchase Agreement, the Company entered into a Master Agreement on Supply and Services of Products (“MSA”). Recipharm will provide various services in the domain of R&D and manufacture of pharmaceutical products for an initial non-cancellable period of five years for a minimum amount of services per year and for a cumulative total of $22.5 million. Over the initial term, any services to be provided to Flamel by Recipharm shall include internal and external costs incurred by Recipharm plus 20%, which has been determined to be fair value for such services. As of June 30, 2015 for the quarter ended, these services amounted to $1.1 million and for the six month period amounted to $2.4 million.

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Summary results of operations and major cash-flows for the Pessac business for the six and three month periods ended June 30, 2014 are detailed below. For the six and three month periods ended June 30, 2015 the Pessac business had no impact on results of operations or cash-flows other than in relation to contract manufacturing services in accordance with the “MSA” as discussed in the preceding paragraph :

In thousands of U.S. Dollars	Three months ended June 30, 2014	Six months ended June 30, 2014

Revenues	$4,318	$8,896
Income (loss) from operations	(873)	(650)
Income (loss) from discontinued operations, net of tax	$(873)	$(650)

In thousands of U.S. Dollars	Three months ended June 30, 2014	Six months ended June 30, 2014
Capital Expenditures	$317	$631

Depreciation and Amortization	517	1,033

Operating and investing non-cash elements	(186)	(347)

5. SHAREHOLDERS' EQUITY

During the six-month period ended June 30, 2015, 307,500 shares were issued by the Company as a result of the exercise of stock options and warrants.

The total amount of shares outstanding as of June 30, 2015 amounted to 40,498,764.

6. STOCK COMPENSATION EXPENSE AND EARNINGS PER SHARE

During the six-month period ended June 30, 2015, no stock options, free share awards or warrants were granted by the Company.

Given the net loss for the three month and six month periods ended June 30, 2015 there were no shares considered to have a dilutive impact for earnings per share purposes

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

7. INCOME TAX

Income (loss) before income taxes comprises the following for the six-month period ended June 30, 2015:

(in thousands of U.S. dollars)	three months ended June 30, 2015	six months ended June 30, 2015

Ireland.	$(11,278)	$(16,317)
France.	(1,123)	9,113
United States..	5,242	22,166
Total.	$(7,159)	$14,962

A reconciliation of income tax benefit (provision) computed at the French statutory rate (33.33%), Irish statutory rate (12.5%) and the US statutory rate (36.15%) to the actual income tax expense is as follows:

(in thousands of U.S. dollars)	Three months ended June 30, 2015	Six months ended June 30, 2015

Income tax benefit (provision) computed at the statutory rate	$(115)	$(9,011)
Non Taxable remeasurement of fair value accounting of earn out	(11,568)	(13,467)
Valuation allowance on operating losses in Ireland	(1,410)	(2,040)
Other temporary and permanent differences	2,851	3,803
Total	$(10,242)	$(20,715)

In accordance with ASC 740-270, Interim Reporting, the tax provision for the six months ended June 30, 2015 is computed using an estimated annual effective tax rate of 31%. This is applied to income before tax, excluding losses from Irish operations, since no benefit is anticipated to be recognized on net operating loss carry forwards for the current fiscal year and items for which a reliable estimate cannot be made. The income tax provision as of June 30, 2015 amounts to $20.7 million.

8. INTANGIBLE ASSETS

	December 31,				June 30,
	2014				2015
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
						-
Intangible asset corresponding to acquired IPR&D of Bloxiverz	35,248	(11,749)		23,499	35,248	(17,623)		17,625
Intangible asset corresponding to acquired IPR&D of Vazculep	12,061	-	(7,170)	4,891	12,061	(408)	(7,170)	4,483
Total Intangible assets	$47,309	$(11,749)	$(7,170)	$28,390	$47,309	$(18,031)	$(7,170)	$22,108

Intangible assets corresponding to acquired in-process R&D of Bloxiverz are being amortized on a straight-line basis over a 3 year period beginning January 1, 2014. Intangible assets corresponding to acquired in-process R&D of Vazculep are amortized on a straight-line period over 6-years beginning January 1, 2015.

13

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

9. INVENTORY

Inventories consist of raw materials and finished products, which are stated at cost determined under the first-in, first-out ("FIFO") method. Raw materials used in the production of pre-clinical and clinical products are expensed as R&D costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis.

The components of inventories were as follows:

(In thousands of U.S. dollars)	December 31, 2014	June 30, 2015

Raw materials	$1,661	$1,860
Finished goods.	5,068	3,891

Inventories, net	$6,729	$5,751

10. LONG-TERM DEBT

Long-term debt comprises:

(In thousands of U.S. dollars)	December 31, 2014	June 30, 2015

Government loans for R&D projects (a)	$3,717	$1,702
Acquisition liability contingent consideration (b)	70,112	89,077
Acquisition liability warrant consideration (b)	34,542	46,713
Deerfield Royalty agreement (c)	6,837	8,256
Broadfin Royalty agreement (d)	3,259	3,936

Total	118,467	149,684
Current portion	42,332	37,803
Long-term portion	$76,135	$111,882

(a) French government agencies provide financing to French companies for research and development. At December 31, 2014 and June 30, 2015, the Company had outstanding loans of $3.7 million and $1.7 million, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2015 through 2019. In June 2015, the Company reimbursed $0.5 million in relation to a loan associated with a specific research project conducted from 2003 to 2005. In addition, the Company recognized a waiver for repayment of the remaining $1.1 million on the basis of limited commercial and technical success. The waiver is accounted for as a reduction to R&D expenses.

14

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(b) The Acquisition liability relates to the acquisition by the Company on March 13, 2012, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, of all of the membership interests of Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat. The note was repaid in full on March 24, 2014 generating a loss of $3 million and accounted for in interest expense;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals products. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

	December 31, 2014	June 30, 2015
Share price	$17.13	$21.19
Risk-free interest rate	1.17%	0.92%
Dividend yield	-	-
Expected volatility	56.5%	62.90%
Expected term	3.3 years	2.8 years

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of June 30, 2015, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate is 20%.

(c) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management a current shareholder. The consideration received was as follows:

•	$12.4 million for a facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The indebtedness was repaid on March 24, 2014 in its entirety, the accelerated reimbursement of this note resulted in interest expenses of $2.5 million;

•	$2.6 million for a Royalty Agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

15

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

(d) On December 3, 2013 the Company concluded with Broadfin Healthcare Master Fund, a current shareholder, a $15 million debt financing transaction (Facility Agreement) divided in 3 tranches of $5 million each, Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million. Consideration received was as follows:

•	$2.8 million for a Facility agreement of a nominal value of $5.0 million. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. The indebtedness was repaid on March 24, 2014 in its entirety, the accelerated reimbursement of this note resulted in interest expenses of $ 2.2 million;
•	$2.2 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 0.834% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

Total contingent and future payments on long-term debt for the next five years ending June 30 (assuming the various assumptions of the probability adjusted annual gross profit and revenues of each of the Éclat Pharmaceuticals products and, as it relates to government research loans, the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	June 30, 2015

2015	19,846
2016	19,513
2017	21,814
2018	21,893
2019	16,691
2020	12,352

112,109

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

11. RELATED PARTY TRANSACTIONS

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. The consideration consisted of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat products and 100% of the gross profit generated by our former product Hycet®, up to a maximum of $1 million, which we sold in 2013. The $12 million senior note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs and the Hycet® asset was disposed of in November 2013. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, (now renamed Breaking Stick Holdings, LLC), and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014.

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

In conjunction with our entry into the Deerfield Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement.

We have also entered into a Security Agreement dated February 4, 2013 with Deerfield PDF/Horizon, whereby Deerfield PDF/Horizon was granted a security interest in the intellectual property and regulatory rights related to the products to secure the obligations of Éclat and Flamel US, including the full and prompt payment of royalties to Deerfield PDF/Horizon under the Royalty Agreement.

On December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Broadfin Facility and the obligations under the Royalty Agreement were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition.

Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid using a portion of the net proceeds from our public sale of ADSs in March 2014.

In connection with entering into the Broadfin Facility, we also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024.

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2014 and June 30, 2015, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The company calculates fair values for its marketable securities based on quoted market prices for identical assets and liabilities which represent Level 1 of the ASC 820-10 fair value hierarchy.

At December 31, 2014 and June 30, 2015 the fair values of long-term debt and long-term receivables were comparable with their respective carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for June 30, 2015 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

						six months ended June, 30 2015			six months ended June,30 2014
(in thousands of US Dollars)	Net Carrying Value as of December 31, 2014	Net Carrying Value as of June 30, 2015	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in earnings	Financial Gain (losses) recognized in earnings	Total	Operational Gain (losses) recognized in earnings	Financial Gain (losses) recognized in earnings	Total
			Level 1	Level 2	Level 3
Assets
Cash and cash equivalent	39,760	55,236	55,236	-	-	-	-	-	-	-	-
Marketable securities	53,074	60,884	60,884	-	-	-	659	659	-	-	-
Total				-	-	-	659	659

						six months ended June, 30 2015			six months ended June,30 2014
(in thousands of US Dollars)	Net Carrying Value as of December 31, 2014	Net Carrying Value as of June 30, 2015	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in earnings "Fair Value remeasurement of Acquisition liabilities"	Financial Gain (losses) recognized in earnings "Interest expense on debt related to the royalty agreement "	Total	Operational Gain (losses) recognized in earnings "Fair Value remeasurement of Acquisition liabilities"	Financial Gain (losses) recognized in earnings "Interest expense on debt related to the royalty agreement "	Total
			Level 1	Level 2	Level 3
Liabilities
Acquisition liability contingent consideration (a)	70,112	89,077	-	-	89,077	(25,083)	-	(25,083)	(8,862)		(8,862)
Acquisition liability note (b).	-	-	-	-	-			-	(3,013)		(3,013)
Acquisition liability warrant consideration (c)	34,542	46,713	-	-	46,713	(12,171)	-	(12,171)	(18,371)	-	(18,371)

Deerfield Royalty Agreement (d)	6,837	8,256			8,256		(2,021)	(2,021)		(836)	(836)
Broadfin Royalty Agreement (d)	3,259	3,936			3,936		(964)	(964)	-	(399)	(399)
Total	114,750	147,982			147,982	(37,254)	(2,985)	(40,239)	(30,246)	(1,235)	(31,481)

The fair values of the financial instruments in connection with the acquisition of Éclat (see note 10 Long-Term Debt) are estimated as follows:

(a) Acquisition liability contingent consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 10 Long Term Debt).

The fair value of the contingent consideration will change over time in accordance with the changes in market conditions and business plan projections as it relates to market size, market share, product pricing, competitive landscape, and gross profit margins expected for each of the products.

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 10 Long Term Debt). The note was repaid on March 24, 2014.

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 10 Long Term Debt).

(d) Broadfin and Deerfield Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (Note 10 Long Term Debt). The discount rate used is 20%.

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

(in thousands of US Dollars)	Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012 & 2013	(9,142)
Payment deferred consideration (Hycet) & interest on acquisition liability note.	1,176
Net carrying value at January 1, 2014.	(58,893)
Operational gain (loss) recognized in earnings for fiscal year 2014...	(60,503)
Reimbursment of acquisition liability note.	12,000
Payment of interest on acquisition liability note..	1,389
Payment of deferred consideration.	1,354

Net carrying value at January 1, 2015.	(104,653)
Fair value remeasurement recognized in earnings for six months to June 30, 2015	(37,254)
Payment of deferred consideration.	6,117
Net carrying value at June 30, 2015	$(135,791)

(in thousands of US Dollars)	Deerfield Royalty	Broadfin Royalty
	Agreement	Agreement
Liability recorded upon execution of Agreeement	$(2,600)	$(2,187)
Interest expense recognized in earnings for 2013	(1,990)
Interest expense recognized in earnings for 2014	(2,386)	(1,139)
Payment of Royalty 2014	140	67
Net carrying value at Jan 1, 2015	(6,837)	(3,259)
Interest expense recognized in earnings for 6 months to June 30, 2015	(2,021)	(964)
Payment of Royalty	601	287
Net carrying value at June 30, 2015	$(8,257)	$(3,936)

The acquisition liabilities, consisting of the warrants and deferred consideration, and Royalty agreement all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

13. Subsequent events

The Company determines the fair value of contingent consideration and royalty agreements, classified as long term debt, by reference to a probability-weighted discounted cash flow model. The model changes over time as a result of changes in market conditions and including market size, market share, product pricing, competitive landscape, and gross profit margins expected for each of the products. Subsequent to June 30, 2015 the Company received acceptance from the FDA of its third NDA filing and observed changes in market conditions related to price increases implemented on competitor products and related to market share. Such events occurring subsequent to the balance sheet date have modified business plan projections and corresponding cash flows, which has resulted in a corresponding increase in the fair value of contingent consideration and royalty agreements of $56.0 million to reach $146.6 million as of September 30, 2015. The Company is evaluating the financial impact of events occurring subsequent to September 30, 2015 on the fair value of contingent consideration and royalty agreements.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words “will,” “may”, ”believe,” “expect,” “anticipate,” “estimate,” “project,” and the negative of these and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our research, development and commercialization activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2014.

RESULTS OF OPERATIONS – Three months ended June 30, 2015 compared to three months ended June 30, 2014

For the three months ended June 30, 2015, revenues were $49.8 million compared to $4.3 million for the same quarter of 2014. This increase was driven from higher sales of Bloxiverz of $43.3 million resulting from market share gains and higher net selling prices. The launch of Vazculep also contributed to the sales increase and generated $3.6 million of higher sales when compared to the same period last year.

Costs of goods and services sold were $2.8 million in the three-month period ended June 30, 2015 compared to $0.5 million for the three-month period ended June 30, 2014. This increase is due to the increase in product sales.

Research and development expenditures increased to $7.2 million in the three months ended June 30, 2015 compared to $3.6 million in the three months ended June 30, 2014. This increase results from a $2.3 million filing fee for the third Éclat product and the Company’s continued investment in its pipeline products.

Selling, general and administrative expenses increased to $5.9 million in the three months ended June 30, 2015 compared to $4.1 million in the three months ended June 30, 2014. This increase results from higher non-cash stock compensation expenses and recruitment costs associated with the Company’s efforts to reinforce its management team.

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Fair value remeasurement of acquisition liabilities increased from $12.6 million in the three-month period ended June 30, 2014 to $32.0 million in the three-month period ended June 30, 2015. This increase reflects management’s assessment that the earn-out to be paid on future product sales is higher than in the past.

Amortization of intangible assets associated with the development of Bloxiverz and Vazculep amounts to $3.1 million for the three-month period ended June 30, 2015 compared with $2.9 million in the prior period. Amortization of R&D assets associated with Vazculep started on January 1, 2015 generating an increase in amortization expense year over year.

Foreign exchange loss amounted to $3.6 million for the three-month period ended June 30, 2015 compared with a $0.3 million foreign exchange loss in the prior period. The fluctuation results from the weakening of the USD over the second quarter of 2015 and the corresponding impact on the valuation of assets denominated in USD that are recorded in the accounts of the parent company for which the functional currency is the Euro.

Income tax expense amounted to $10.2 million for the three-month period ended June 30, 2015 compared to $0.1 million in the prior period. Income tax expense is generated essentially from our operations in the US. Higher pre-tax income in the U.S. drove the higher tax expense. Our R&D expenses are essentially incurred in Europe prohibiting the offset of such expenses to income generated in the US.

Net loss for the three-month period ended June 30, 2015 was $17.4 million, compared to a net loss of $21.1 million in the three-month period ended June 30, 2014. Net loss per share (basic) for the three-month period ended June 30, 2015 was ($0.43), compared to a net loss per share in the year-ago period of ($0.53).

RESULTS OF OPERATIONS – Six months ended June 30, 2015 compared to six months ended June 30, 2014

For the six months ended June 30, 2015, revenues were $82.5 million compared to $8.9 million reported for the same period in 2014. This increase was driven from higher sales of Bloxiverz of $68.5 million resulting from market share gains and higher net selling prices. The launch of Vazculep also contributed to the sales increase and generated $7.2 million of higher sales when compared to the same period last year

Costs of goods and services sold were $6.4 million in the six-month period ended June 30, 2015 compared to $1.3 million for the six-month period ending June 30, 2014. This increase is due to the increase in product sales.

Research and development expenditures increased to $13.2 million in the six months ended June 30, 2015 compared to $7.5 million in the six months ended June 30, 2014. This increase results from a $2.3 million filing fee for the third Éclat product and the Company’s continued investment in its pipeline products.

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Selling, general and administrative expenses increased to $10.3 million in the six months ended June 30, 2015, compared to $7.6 million in the six months ended June 30, 2014. This increase results from higher non-cash stock compensation expenses and recruitment costs associated with the Company’s efforts to reinforce its management team.

Fair value remeasurement of acquisition liabilities increased to $37.2 million in the six months ended June 30, 2015 from $27.2 million in the six months ended June 30, 2014. This increase reflects management’s assessment that the earn-out to be paid on future product sales has increased from one period to another.

Amortization of intangible assets associated with the development of Bloxiverz and Vazculep amounts to $6.3 million for the six-month period ended June 30, 2015 compared with $5.9 million in the prior period. Amortization of R&D assets associated with Vazculep started on January 1, 2015 generating an increase in the non-cash tax charge year over year.

Acquisition note expense amounted to $3.0 million in the six-month period ended June 30, 2014 and represents the loss incurred following early repayment of debt for the acquisition of Éclat Pharmaceuticals in March 2014.

Interest expense was $0.5 million in the six-month period ended June 30, 2015 compared to $5.6 million in the same prior year period as a result of lower debt levels due to the early repayment of debt in March 2014.

Foreign exchange gain increased to $7.9 million for the six-month period ended June 30, 2015 from $0.5 million in the prior period as a result of the strengthening of the USD which increases the value of assets denominated in USD that are recorded in the accounts of the parent company whose functional currency is the Euro.

Income tax expense amounted to $20.7 million for the six-month period ended June 30, 2015 compared to $2.7 million in the prior period. Income tax expense is generated essentially from our operations in the US. Higher pre-tax income in the U.S. drove the higher tax expense. Our R&D expenses are essentially incurred in Europe prohibiting the offset of such expenses to income generated in the US. Flamel has utilized the majority of US net operating losses carry-forwards and will remit income tax payments to the IRS on a quarterly basis.

Net loss for the six-month period ended June 30, 2015 was $5.8 million, compared to a net loss of ($47.7) million in the six-month period ended June 30, 2014. Net loss per share (basic) for the six-month period ended June 30, 2015 was ($0.14), compared to a net loss per share in the year-ago period of ($1.41).

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2015, the Company had $116.1 million in cash, cash equivalents and marketable securities, compared to $92.8 million on December 31, 2014. This increase was principally driven from operating cash flow of $39.3 million partially offset by cash used for financing activities of $10.9 million. The Company believes it has sufficient funds to finance operations for the next twelve months which will include continued investment in pharmaceutical development of its pipeline products.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

Item 1A. Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2014 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on our business, financial condition and results of operations, cash flows and future results:

•	we depend on a small number of products and customers for the majority of our revenues and the loss of any one of these products or customers could reduce our revenues significantly.

•	our Bloxiverz® and Vazculep™ products are not patent protected and could face substantial competition resulting in a loss of market share or forcing us to reduce the prices we charge for those products, which would have a material adverse effect on our revenues and results of operation.

•	we could fail to successfully complete the research and development for the two pipeline products we are evaluating for potential application to the FDA pursuant to our UMD strategy, or our competitors could complete the development of such products and apply for FDA approval of such products before us, which would have a material adverse effect on our future business opportunities.

•	we may depend on partnership arrangements or strategic alliances for the commercialization of some of our products, and the failure of any third party to fulfill its duties under such an arrangement or alliance could have a material adverse effect on our financial condition and results of operation.

•	our products may not gain market acceptance, and lack of such market acceptance would limit our ability to generate revenue which would have a material adverse effect on our business.

•	our products may not reach the commercial market for a number of reasons, which would adversely affect our future revenues.

•	we must invest substantial sums in research and development (“R&D”) in order to remain competitive, and we may not fully recover these investments.

•	the development of several of our drug delivery platforms and products depends on the services of a single provider and any interruption of such provider’s operations could significantly delay or have a material adverse effect on our product pipeline.

•	we depend upon a limited number of suppliers to manufacture our products and to deliver certain raw materials used in our products and the failure of any such supplier to timely deliver sufficient quantities of products or raw materials could have a material adverse effect on our business.

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•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot adequately protect our drug delivery platforms and proprietary information, we may be unable to sustain a competitive advantage.

•	we depend on key personnel to execute our business plan and the loss of any one or more of these key personnel may limit our ability to effectively pursue our business plan.

In addition to the foregoing risks, the Company’s growth and expansion could adversely affect its internal control over financial reporting, which could harm its business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting in order to provide reasonable assurance regarding the reliability of such financial reporting for external purposes in accordance with GAAP.   Any system of internal control over financial reporting has inherent limitations and therefore cannot be expected to, and is not intended to, provide absolute assurance that a misstatement of the Company’s financial statements will be prevented or detected.

Over the past several years, the Company has experienced growth in the size and geographic presence of its business activities and operations.  This growth has placed, and our anticipated future growth will continue to place, significant demands on our management and administrative resources, including our system of internal control over financial reporting.  As a result, it will be necessary for us to continue to implement and improve our operating, administrative, financial and accounting systems and controls, including our system of internal control over financial reporting.  Any failure to maintain an effective system of internal control over financial reporting could limit the Company’s ability to report its financial results accurately and on a timely basis, or to detect and prevent fraud.

INCORPORATION BY REFERENCE

This report on Form 6-K including any exhibits included herewith are incorporated by reference into Registration Statement No. 333-183961 on Form F-3 originally filed on September 18, 2012 and Registration Statement No. 333-193898 on Form F-3 originally filed on February 12, 2014, and shall be deemed a part of such registration statements from the date on which this report on Form 6-K is filed to the extent not superseded by documents or reports subsequently filed or furnished by Flamel Technologies S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: December 31, 2015	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

25